UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ryder System, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

783549108
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) Copy to: Eleazer Klein Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2376

May 13, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1

CUSIP NO.: 783549108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 5,050,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 5,050,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,050,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware limited liability company)

 __________________

2

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.50 per share (the “Common Stock”), of Ryder System, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11690 N.W. 105th Street, Miami, Florida 33178.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to §240.13d-1(e) by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager” or the “Reporting Person”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. The Manager does not directly own any shares of Common Stock.  Parag Vora (the “Principal”) is the Manager of the Reporting Person.

The filing of this statement should not be construed as an admission that the Reporting Person or any of the foregoing persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

(b)  The business office address of the Manager and the Principal is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c) The principal business of the Manager and the Principal is to provide investment advisory services to the Fund.

(d) During the last five years, neither the Reporting Person nor the Principal has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, neither the Reporting Person nor the Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware. The Principal is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 5,050,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing at an aggregate purchase price of $396,847,180.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes in the ordinary course of business and the Fund presently holds approximately 9.9% of the Issuer’s Common Stock. The Reporting Person acquired the shares of Common Stock reported herein because it believes the shares of Common Stock are undervalued and represent an attractive investment opportunity.

On May 13, 2022, the Reporting Person sent a letter (the “Letter”) to the Issuer, proposing to acquire all of the outstanding shares of Common Stock not currently held by the Reporting Person at a purchase price of $86 per share (the “Purchase Price”) paid in cash at closing (the “Proposed Transaction”). The Purchase Price represents a 24.8% premium to the 30-day trailing volume weighted average price of the Common Stock and a 20.3% premium to the closing price of the Common Stock on May 12, 2022. The Reporting Person anticipates funding the Purchase Price with capital provided by funds managed by the Reporting Person and an alternative investment manager with over $250 billion in assets, as well as certain other lender commitments to be delivered concurrent with signing a definitive agreement to acquire the Issuer. The proposed acquisition is subject to, among other things, the Reporting Person’s satisfaction with the results of due diligence regarding the financial outlook of the Fleet Management Solutions, Supply Chain Solutions and Dedicated Transportation Solutions businesses, as well as the evaluation of relevant commercial, legal, accounting and tax matters. The foregoing summary of the Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed herewith as Exhibit A and is incorporated herein by reference.

3

No assurances can be given that the Proposed Transaction will be consummated. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation.

The Proposed Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Board of Directors of the Issuer (the “Board”) has approved a specific transaction, except as may be required by applicable law.

The Reporting Person intends to engage in discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization and/or calling a special meeting or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 5,050,000 shares of common stock, which represents 9.9% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 51,136,680 outstanding shares of Common Stock as of March 31, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 27, 2022.

4

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock, which were all in the open market:

Trade Date	Shares Purchased/(Sold)	Avg. Price of Shares Purchased or Sold
3/18/2022	25,000	83.7245
3/31/2022	100,000	79.6273
4/1/2022	250,000	73.9176
4/4/2022	50,000	73.2429
4/4/2022	50,000	72.8878
4/5/2022	100,000	67.9458
4/5/2022	150,000	69.0399
4/6/2022	100,000	64.9646
4/7/2022	50,000	64.1883
4/8/2022	10,000	62.806
4/11/2022	15,000	62.9848
4/18/2022	25,000	64.4586

(d) No person other than the Reporting Person and the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the Common Stock referenced above, as of the date hereof, the Reporting Person has entered into cash-settled swap agreements (the “Cash-Settled Swaps”) with unaffiliated third-party financial institutions that reference 450,000 shares of Common Stock (representing economic exposure comparable to approximately 0.9% of the outstanding Common Stock). The Cash-Settled Swaps only settle for cash and do not permit settlement in the form of Common Stock. The Cash-Settled Swaps do not give the Reporting Person, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Swaps. The Reporting Person disclaims beneficial ownership of the Common Stock referenced by the Cash-Settled Swaps.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

May 13, 2022 Letter to the Issuer

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2022

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager

6

May 13, 2022 Mr. Robert E. Sanchez Mr. Robert J. Eck Mr. Robert A. Hagemann Mr. Michael F. Hilton Ms. Tamara L. Lundgren Mr. Luis P. Nieto Mr. David G. Nord Ms. Abbie J. Smith Mr. E. Follin Smith Mr. Dmitri L. Stockton Mr. Hansel E. Tookes, II Ryder System, Inc. 11690 N.W. 105th Street Miami, FL 33178 Dear Board of Directors of Ryder System, Inc.: HG Vora Capital Management (“HG Vora”) is an investment firm managing over $7 billion in assets on behalf of institutional investors. Based on publicly available information, we believe we are the largest actively managed shareholder of Ryder System, Inc. (the “Company” or “Ryder”) and currently own 9.9% of the Company’s common shares. We are pleased to submit this confidential indication of interest regarding a potential acquisition of the Company. Background: HG Vora was founded in 2009 by Parag Vora and since inception has executed an investment strategy of identifying high quality companies run by strong management teams whose shares are undervalued by the public markets. Our interest in Ryder began after management made a series of strategic decisions to improve the fundamental profile of the Company by prioritizing adequate returns on capital over fleet expansion, investing in higher growth asset light business segments, underwriting to more conservative residual assumptions and returning capital to shareholders. We value the management team’s acumen and deep experience operating the business and are excited about the opportunity to realize Ryder’s full potential in the private markets. Purchase Price and Financing: We propose to acquire all outstanding shares of the common stock of the Company not currently held by HG Vora at a purchase price of $86.00 per share (the “Purchase Price”) paid in cash at closing. The Purchase Price represents a 24.8% premium to Ryder’s trailing 30-day volume weighted average price and a 20.3% premium to the Company’s closing stock price on May 12, 2022. We anticipate funding the Purchase Price with capital provided by funds managed by HG Vora and an alternative investment manager with over $250 billion in assets, as well as certain other lender commitments to be delivered concurrent with signing a definitive agreement to acquire the Company. The Purchase Price is subject to revision if our due diligence supports a higher valuation. 2 Due Diligence and Timing: Our proposal set forth in this letter is based on publicly available information and subject in all respects to our satisfaction with the results of due diligence regarding the financial outlook of the Fleet Management Solutions, Supply Chain Solutions and Dedicated Transportation Solutions businesses, as well as the evaluation of relevant commercial, legal, accounting and tax matters. Together with our financing partners, we are prepared to devote the resources necessary to consummate the transaction and, assuming sufficient access to information from the Company, are highly confident we can complete our due diligence within 60 days given our extensive prior research and existing familiarity with Ryder and the industry. We look forward to discussing our proposal with you. Parag Vora Founder and Portfolio Manager pvora@hgvora.com